Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.

SUPPLEMENT NO. 3 DATED AUGUST 11, 2021

TO THE PROSPECTUS DATED APRIL 21, 2021

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 21, 2021, Supplement No. 1 to our prospectus dated May 18, 2021 and Supplement No. 2 to our prospectus dated June 10, 2021. Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings as set forth in our prospectus.

The purpose of this Supplement No. 3 is to describe the following:

•	the status of our initial public offering, or the Offering; and
•	an update regarding our acquisition of a hotel property.

Status of this Offering

As of August 9, 2021, we had accepted investors’ subscriptions for and issued approximately 2,773,515 K Shares, 1,239,899 K-I Shares, and 60,008 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $26,800,836, $10,840,927 and $585,400, respectively, for total gross proceeds in the primary portion of this Offering of $38,227,163. As of August 9, 2021, we had issued approximately 15,237 K Shares, 11,574 K-I Shares and 1,219 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $131,936, $102,455 and $10,512, respectively.

At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $1,500,000 in A Shares on October 26, 2018, an additional $690,000 in A Shares on June 10, 2019 and an additional $440,000 in A Shares on January 19, 2021 pursuant to a private placement.

Therefore, as of August 9, 2021, we had received total gross proceeds of approximately $56,685,021 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

In addition, on February 27, 2020, as partial consideration for our acquisition of the Hilton Garden Inn Property (as defined herein), our operating partnership issued 128,124 Class K units of limited partnership interests in our operating partnership, or Class K OP Units, valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,240 in Class K OP Units of our operating partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received only Class K OP Units and no cash as consideration.

On April 7, 2020, in response to the global pandemic of the novel coronavirus (COVID-19), our board of directors approved the temporary suspension of the sale of shares in our offering, effective April 7, 2020, and of our DRIP, effective April 17, 2020. On June 10, 2020, our board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP, which will be effective with the next authorized payment of distributions.

Our board of directors has determined that we will cease new sales of primary offering shares on August 13, 2021 and will not file a new registration statement for a follow-on offering. If our board of directors determines, in its sole discretion, to terminate the sale of primary shares pursuant to this offering earlier or later than the dates set forth above, we will notify stockholders by filing a supplement to this prospectus with the SEC.

Acquisition of a Hotel Property

The following question and answer entitled “Do you currently own any assets?” in the section entitled “Questions and Answers About This Offering” beginning on page 4 of our prospectus is hereby superseded and replaced with the following question and answer:

Do you currently own any assets?

This offering is a “blind pool” offering because we have not yet identified all of the properties we may acquire with the proceeds of K-I Shares, K Shares and K-T Shares from this offering. As a result, you will not have the opportunity to evaluate our investments before we acquire them. If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives. As part of our investment strategy, we will regularly review acquisition opportunities, sign letters of intent, perform due diligence and bid on certain of such acquisition and financing opportunities. On March 29, 2018, we entered into a joint venture with Procaccianti Convertible Fund, LLC, an affiliate of our sponsor, and acquired a 51% interest in two select-service hotels — the Staybridge Suites St. Petersburg Downtown in St. Petersburg, FL, or the Staybridge Suites property, and Springhill Suites Wilmington Mayfaire in Wilmington, NC, or the Springhill Suites property. The Springhill Suites property includes 120 rooms, complimentary hot breakfast, an indoor pool and approximately 1,250 square feet of meeting space. The Springhill Suites property is located across the street from a lifestyle center, five minutes from a beach, five miles from the University of North Carolina Wilmington and ten miles from downtown Wilmington. The Springhill Suites property opened in August 2015 and is the newest hotel in the Wilmington, NC market. The Staybridge Suites property includes 119 rooms, complimentary hot breakfast, an outdoor pool, approximately 3,000 square feet of meeting space and is located within walking distance of Tropicana Field, which is within 1.5 miles of 3 hospitals and downtown St. Petersburg and within 10 miles of beaches. The Staybridge Suites property opened in February 2014.

On August 15, 2018, we, through a wholly owned subsidiary of our operating partnership, acquired 100% of the fee simple interest in a 107-room, 36,411 square foot select-service hotel property — the Hotel Indigo hotel located in Traverse City, Michigan, or the Hotel Indigo Traverse City property. The Hotel Indigo Traverse City Hotel property opened in May 2016 and features approximately 3,000 square feet of meeting space, 82 underground parking spaces (valet only), a fitness center, business center, restaurant and lobby bar, and a rooftop bar overlooking the Grand Traverse Bay.

On February 27, 2020 we, through our operating partnership, acquired 100% of the interests in a 137-room select-service Hilton Garden Inn hotel property located in Providence, Rhode Island, or the Hilton Garden Inn Property, from affiliates of our sponsor. The Hilton Garden Inn Property is located on a 1.23-acre site, and includes 137 rooms, a 79-seat grille and bar, approximately 1,320 square feet of meeting space, a fitness center, and 115-space garage and surface parking lot. The Hilton Garden Inn Property is close to many educational institutions in the area, including Brown University, Providence College, Rhode Island School of Design and Johnson & Wales University, and is also located near the T.F. Green Airport.

On July 30, 2021, we, through PHR Cherry PropCo, LLC, a wholly-owned subsidiary of our operating partnership, or PHR Cherry, acquired a 76-unit hotel property known as the Cherry Tree Inn and Suites, or the Cherry Tree property, located at 2345 N. US 31 North, East Bay Township, Grand Traverse County, Michigan.

We discuss the risks related to the fact that this is a blind pool offering under the “Risk Factors — Risks Relating to an Investment in Us” section of this prospectus.

The following information supplements, and should be read in connection with, the section of our prospectus entitled “Investment Objectives, Strategy and Policies – Description of Real Estate Investments” beginning on page 121 of our prospectus:

On July 30, 2021, or the Closing, we, through PHR Cherry, completed the acquisition of a 76-unit hotel property known as the Cherry Tree Inn and Suites, located at 2345 N. US 31 North, East Bay Township, Grand Traverse County, Michigan, for a total purchase price of $15.0 million, pursuant to that certain Purchase and Sale Agreement dated as of April 28, 2021, as assigned, or the Purchase and Sale Agreement, by and among PHR Cherry, as the purchaser, and Pride One Cherry Tree, LLC and IPN-Pride Investment Holdings, LLC, or collectively, the Seller.

We funded the acquisition of the Cherry Tree property with net proceeds from our public offering and a bridge loan in the amount of $4,000,000 from an affiliate of our sponsor.

In connection with Closing, on July 30, 2021, the Ground Lease by and between PHR Cherry and the Seller, dated as of June 3, 2021, was terminated pursuant to its terms and we became the fee owner of the Cherry Tree property. Further, on July 30, 2021, the Seller repaid in full the loan in the principal amount of $7,689,593.65 owed to an affiliate of our sponsor and secured by a promissory note and mortgage, or collectively, the Loan Agreement, and the Loan Agreement terminated.

In connection with the completed acquisition, because we are prohibited from operating hotels pursuant to certain tax laws relating to its qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended, the Cherry Tree property was leased to PHR Cherry OPCO SUB, LLC, or the Lessee, a single purpose entity 100% owned by PHR TRS II, LLC, our taxable REIT subsidiary, pursuant to that certain Hotel Lease between PHR Cherry and the Lessee dated as of July 30, 2021, or the Lease.

In connection with the completed acquisition, we incurred an acquisition fee payable to our advisor, of approximately $263,439 or 1.5% of the Gross Contract Purchase Price, which will be deferred until the occurrence of a liquidation event of us and is subordinate to certain stockholders’ returns.

The following table summarizes the Cherry Tree property. Unless otherwise indicated, information in this section is provided as of the date of this prospectus supplement.

Property Description*	Interest Acquired	Date Acquired	Year Constructed	Contract Purchase Price(1)	Property Taxes(3)	Fees Owed to Advisor(2)	Number of Rooms	Estimated Acquisition Cap Rate(4)	Location
Cherry Tree Inn and Suites	100%	07/30/2021	1999	$15,000,000	$148,200	$263,439	76	8.70%	Grant Traverse County, MI

* We believe the property is suitable for its present and intended purposes and adequately covered by insurance.

(1) Contract purchase price excludes acquisition fees and costs.

(2) Fees owed to advisor include payments deferred acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager. For more detailed information on fees paid to our advisor or its affiliates, and the deferral of such fees, see the section captioned “Management Compensation.”

(3) Represents real estate taxes for 2021.

(4) Estimated acquisition cap rate equals trailing 12-month net operating income divided by the total acquisition cost for the property. Net operating income for a specific hotel or capital expenditure project is calculated as the hotel or entity level operating profit less an estimate for the annual contractual reserve requirements for renewal and replacement expenditures. The acquisition cap rate is meant as a measure of the trailing 12-month net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.

The following tables present occupancy and RevPar of the Cherry Tree property, including periods prior to ownership.

	Occupancy(1)
Hotel	2016	2017	2018	2019	2020	June 2021
Cherry Tree Inn and Suites	72.10%	70.50%	70.30%	67.50%	54.60%	38.13%

(1) Represents occupancy for each calendar year, unless otherwise noted, calculated as the number of occupied rooms divided by the number of available rooms.

	RevPar(1)
Hotel	2016	2017	2018	2019	2020	June 2021
Cherry Tree Inn and Suites	$110.74	$116.38	$119.47	$113.08	$102.00	$55.85

(1) “RevPAR” represents the product of the ADR charged and the average daily occupancy rate, but excludes other revenue generated by a hotel property.

The following information supplements, and should be read in conjunction with, the section entitled “Investment Objectives, Strategy and Policies – Borrowings – Promissory Notes” beginning on page 125 of our prospectus.

Cherry Tree Inn and Suites Promissory Note

In connection with the acquisition of the Cherry Tree property, PHR Cherry entered into a loan arrangement, or the Loan Arrangement, with Emerald Capital Lending III, LLC, an affiliate of our sponsor, or the Lender. Pursuant to the Loan Arrangement, PHR Cherry borrowed approximately $4,000,000 in order to partially fund the acquisition of the Cherry Tree property, or the Bridge Loan. The Bridge Loan is collateralized by the Cherry Tree property. The term of the Bridge Loan is 6 months and bears an interest of 9.00% per annum and includes a closing fee payable to the Lender in the amount of $20,000.00. The Loan Arrangement was approved by a majority of our board of directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive, and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances.